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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


(Check One):

[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q  [  ] Form N-SAR

For Period Ended:  September 30, 1996

[  ] Transition Report on Form 10-K                             SEC FILE NUMBER
[  ] Transition Report on Form 20-F                                     0-27182
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                                CUSIP NUMBER
[  ] Transition Report on Form N-SAR                                   46530610

For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the noticiation relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                             THE ITALIAN OVEN, INC.
                             ----------------------
                            Full Name of Registrant

                           Former Name if Applicable

                              Eleven Lloyd Avenue
                              -------------------
           Address of Principal Executive Office (Street and Number)

                               Latrobe, PA  15650
                               ------------------
                            City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prsecribed due date;
[X] or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before th fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As a result of the demands placed upon the Company's employees and advisors by the Company's recent bankruptcy filing, the Company is unable to timely file its Form 10-Q for the quarter ended September 30, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Gary L. Steib    412                537-8346
     -------------    -------------      ---------------------
     (Name)           (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the

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registrant was required to file such reports) been filed?  If answer is no, identify report(s).

                             [ X ] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [ X ] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitiatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See attached statement.



                             THE ITALIAN OVEN, INC.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 14, 1996            By: /s/ Gary L. Steib
                                       -------------------------------------
                                         Gary L. Steib
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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The Company expects to report an increased loss from operations for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995 due to increased operating costs, principally attributable to store closings.

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